Rio Narcea Gold Mines, Ltd.

NEWS RELEASE

August 14, 2007-08-14 Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Announces Second Quarter 2007 Results

Successful Takeover Bid by Lundin Mining Corp.

(All dollar amounts in thousands of U.S. dollars unless otherwise stated)

Toronto, Ontario – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced its results for the second quarter ended June 30, 2007.

Second Quarter Highlights

(stated in thousands of U.S. dollars unless otherwise indicated)

▪

Successful take-over bid by Lundin for Rio Narcea (refer to “Take-over bid” section below).

▪

Revenues of $50,088, of which $50,830 from Aguablanca mine.

▪

Net income of $16,623 ($0.10 per share).

▪

Cash provided by operating activities of $31,323, of which $37,891 from Aguablanca mine. Cash provided by operating activities before changes in components of working capital of $23,723(a).

▪

$95,327 held in cash and cash equivalents, and $63,365 in long-term investments in traded securities (Chariot).

▪

Production from Aguablanca of record 3.8 million pounds of nickel and 3.5 million pounds of copper. Sales of 3.6 million pounds of nickel at a cash cost of $5.81 per pound(a)(b).

▪

Tasiast gold project commenced hot commissioning in May 2007.

(a) Refer to “Non-GAAP measures” section of the MDA.

(b) There is a price participation clause embedded in the calculation of the treatment charges.

Subsequent event

▪

Sale, on August 2, 2007, of the Tasiast project and all other exploration rights in Mauritania to Red Back for $225 million cash plus the assumption by Red Back of the Tasiast project debt and hedging (refer to “Take-over bid” section below).

Second Quarter Financial Results

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported net income for the second quarter of 2007 of $16,623 or $0.10 per share compared to $5,623 and $0.04 per share in the same period of 2006. Revenues from Aguablanca mine amounted to $50,830 in the second quarter of 2007 ($36,855 in the same period 2006). Operating cash flow from Aguablanca mine in the second quarter of 2007 of $37,891 contributed to positive cash flow of $31,323 for the quarter compared to $14,754 in the same period of the prior year ($14,202 from Aguablanca mine). Operating cash flow before changes in working capital amounted to $23,723 ($29,510 from Aguablanca mine) during the second quarter of 2007, compared to $23,112 ($22,317 from Aguablanca mine) in the same period of prior year.

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For the six months ended June 30, 2007, net income amounted to $42,973 or $0.26 per share, compared to $8,529 or $0.05 per share in the same period of 2006. Revenues from Aguablanca mine amounted to $108,785 during the first half of 2007 ($64,063 in the same period 2006). Operating cash flow from Aguablanca mine in the first six months of 2007 of $68,907 contributed to positive cash flow of $56,557 compared to $16,586 in the same period of the prior year ($21,013 from Aguablanca mine). Operating cash flow before changes in working capital amounted to $60,439 ($69,390 from Aguablanca mine) during the first half of 2007, compared to $35,165 in the same period of prior year ($36,528 from Aguablanca mine).

Selected Quarterly Information

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues	50,088	53,288	112,749	100,689
Net income	16,623	5,623	42,973	8,529
Net income per share – basic	0.10	0.04	0.26	0.05
Net income per share – diluted	0.10	0.03	0.25	0.05
Cash flow provided by operating activities	31,323	14,754	56,557	16,586
of which from Aguablanca mine	37,891	14,202	68,907	21,013
Cash flow provided by operating activities before changes in components of working capital (a)	23,723	23,112	60,439	35,165
of which from Aguablanca mine	29,510	22,317	69,390	36,528

(a) Refer to “Non-GAAP Measures” section of the MDA.

A complete set of Rio Narcea’s Quarterly Report to Shareholders with Management Discussion and Analysis for the second quarter-ended June 30, 2007 has been filed with SEDAR at www.sedar.com.

Take-over bid

On April 4, 2007, Lundin Mining Corporation and a wholly-owned subsidiary of Lundin Mining Corporation (collectively “Lundin”) and the Company signed a support agreement pursuant to which Lundin has made an offer to acquire, by way of a take-over bid, all of the outstanding common shares of the Company, on a fully diluted basis, and all of the outstanding warrants of the Company. The offer consideration was CDN$5.00 cash for each common share and CDN$1.04 cash for each warrant.

On April 20, 2007, in accordance with the terms of the support agreement, Lundin mailed the Take-over Bid Circular to Rio Narcea shareholders and warrantholders. The offer was originally open for acceptance until May 29, 2007, and subsequently extended until June 29, 2007. Also on April 20, 2007, the Company mailed the Directors’ Circular in respect of the offer, in which Circular the Directors of the Company unanimously recommended to Rio Narcea shareholders and warrantholders that they accepted the offer.

On June 29, 2007, the offer consideration was increased to CDN$5.50 cash for each common share and the offer was further extended until July 16, 2007. Simultaneously, the Directors of the Company newly recommended that holders of common shares and warrants of the Company accept the amended offer.

On July 17, 2007, Lundin announced that 120.5 million shares (representing 71.2% of the outstanding shares) and 14.8 million warrants (representing 67.0% of the outstanding warrants) had been tendered to the bid and taken-up, and that the offer was extended, under the same terms, until August 10, 2007. On August 9, 2007, the offer was further extended to August 20, 2007.

On August 10, 2007, Lundin announced that 146.4 million shares (representing 86.2% of the outstanding shares) and 17.0 million warrants (representing 76.9% of the outstanding warrants) had been tendered to the bid and taken up.

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On April 3, 2007, Lundin and Red Back Mining Inc. (“Red Back”) signed an option agreement for the sale of the Tasiast gold project and all exploration rights in Mauritania held by the Company to Red Back, conditional on the completion of the bid. Completion of the Tasiast sale took place on August 2, 2007. Consideration paid by Red Back for the acquisition of all of the shares of Tasiast Mauritanie Limited S.A. and Tasiast Mauritanie Limited (the two subsidiaries of the Company that hold the Tasiast project and all exploration rights in Mauritania) amounted to $225,000 cash plus the assumption by Red Back of the Tasiast project debt ($42,500 plus interest for the period July 1, 2007 to August 1, 2007 of $335) and gold derivatives financial instruments related to this debt facility (fair value on August 1, 2007 of $10,150). As at June 30, 2007, the book value of the two subsidiaries sold to Red Back amounts to $138,888.

Changes to Board of Directors

As a result of the successful take-over bid for the Company by Lundin, the new Board of Directors of the Company is comprised of Colin K. Benner (Chairman), Karl-Axel Waplan (Chief Executive Officer), William A. Rand, Brian D. Edgar, John H. Craig and Dale C. Peniuk. All of the previous directors of the Company resigned on July 17, 2007.

Review of Mining Operations

Aguablanca

The Aguablanca mine produced a record 3.8 million pounds of nickel and 3.5 million pounds of copper during the second quarter of 2007 compared to 3.6 million pounds of nickel and 3.5 million pounds of copper in the same period of 2006. The treatment plant processed 422,900 tonnes of ore in the three month period ended June 30, 2007, 18% more than in the same period of 2006 and 4% more than in the first quarter of 2007. Head grades during the quarter were 0.54% and 0.41% for nickel and copper, respectively (0.61% and 0.49% for nickel and copper, respectively in the same period of 2006). Tailings grades during the quarter were 0.13% for nickel and 0.04% for copper (equivalent to recoveries of 76.3% and 91.1%, respectively) compared to 0.16% for nickel and 0.04% for copper in the same period of 2006. Nickel and copper grades in concentrate increased from 6.6% and 6.5%, respectively, during the second quarter of 2006 to 7.3% and 6.6%, respectively, during the same period of 2007, contributing to a reduction in both treatment and transportation costs. The significant improvement in concentrate grades is due to modifications in the flotation process.

During the three month period ended June 30, 2007 the plant has been treating an average of 212 tonnes per hour (“tph”) with plant availability of 91%. This corresponds to a throughput of approximately 1.7 million tonnes per annum.

Mine production performed well during the quarter, with mining rates conforming to plant production. An underground mining study by Australian Mining Consultants (“AMC”) is underway. The area under study is immediately below the open pit and does not include the deep body that is currently being drill tested (refer to “Exploration” section below).

Review of Gold Projects

Tasiast

Hot commissioning of the treatment plant commenced on May 23, 2007 and was still in progress as at August 2, 2007.

On this date, and as a result of the completion of the option agreement entered into on April 3, 2007 between Lundin and Red Back, the shares of Tasiast Mauritanie Limited S.A. and Tasiast Mauritanie Limited (the two subsidiaries of the Company that hold the Tasiast project and all exploration rights in Mauritania) were sold to Red Back (refer to “Take-over bid” section above).

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Salave

Having commenced the permitting process in 2004, all required documentation was presented by the Company for approval during 2005. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. This decision, which was not based on environmental factors, was not anticipated as it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land having declared it of public interest for mining use. After review of its legal options, the Company commenced legal applications in the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action remain uncertain.

The Salave deposit hosts mineral resources of 1,462,176 ounces of gold in the measured and indicated categories, included in 15.2 million tonnes of mineralized material at an average grade of 2.99 grams per tonnes; and 223,387 ounces of gold in the inferred category, included in 2.8 million tonnes of mineralized material at an average grade of 2.47 grams per tonne (refer to the MD&A for the year-end 2006).

El Valle and Carlés

Pursuant to the closure of the El Valle and Carlés mines in December 2006, restoration activities are continuing.

On January 26, 2007, the Company entered into an option agreement with Kinbauri Gold Corporation (“Kinbauri”), under which Kinbauri had the option to purchase the El Valle mine, the Carlés mine and the El Valle plant for $5,000 in cash, of which $100 was received on signature of the option agreement. On February 15, 2007, Kinbauri gave notice of exercise of the option, and closure of the transaction, including receipt by the Company of the $4,900 outstanding balance of the purchase consideration, occurred on March 30, 2007. The Company is committed to restore certain surface areas that are no longer required for mining, including sealing of the tailings dam that is currently underway.

Total closure costs, including redundancy payments, amounted to $5,312 of which only $363 were outstanding to be paid as at June 30, 2007. Total future restoration costs are estimated at $3,715, which amount is fully provided for in the balance sheet as at June 30, 2007.

Strategic shareholding in Chariot Resources Limited

As at June 30, 2007, the Company holds 60,190,500 common shares of Chariot Resources Limited (“Chariot”), representing a 19.9% of the total outstanding common shares of Chariot.

Chariot is a resource company focused in the Andes region of Latin America. Its current principal technical objective is to develop the Mina Justa deposit at its 70% owned Marcona copper project in Peru. The Marcona copper project is located within the Nazca Province, Ica Department (Peru), in the southern Peruvian coastal belt, approximately 400 kilometres southeast of Lima. The Mina Justa deposit is the principal development target of the Marcona project. A bankable feasibility study is currently being undertaken by Chariot.

The Company believes the Marcona project has potential to be a significant low cost copper producer and, through its stake in Chariot, it will support sound and effective management to develop and realize this potential.

Exploration

Exploration drilling activity has increased during the second quarter of 2007. At the Aguablanca deposit, four underground rigs are currently operating, and at Ossa Morena region, two rigs were active during most of the second quarter of 2007. A total of 5,927 metres of drilling have been completed during the second quarter of 2007 at Aguablanca and Ossa Morena. In addition, 10,065 metres have been drilled at Tasiast during the second quarter of 2007.

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Aguablanca deposit

Four underground rigs are currently working on the Aguablanca nickel deposit. Fourteen holes amounting 4,099 metres have been completed during the reporting period.

Drilling continued focused on the deep body testing for the lateral extensions of the previously defined mineralization. Nickel sulphide mineralization remains open to the east where some of the most significant results were obtained. Thus, for example, the first hole drilled on section 7375E, AGU-1067, intersected, at 0.5% nickel cut-off, 26.40 metres at 1.05% nickel and 0.78% copper (results obtained from independent laboratory (Omac Laboratories, Ltd.)). At a 1% nickel cut-off, that intersection contains several higher intercepts: 0.60 metres at 3.14% nickel and 0.36% copper; 4.10 metres at 1.39% nickel and 0.83% copper and 7.50 metres at 1.81% nickel and 1.09% copper.

With these new results, the strike length continuity of the Deep Body has been extended to 125 metres, from section 7250E to 7375E.

In addition, a 25x25 metres infill drilling program started at the end of the second quarter of 2007 for which the company has approved a $1,000 budget expansion. The first set of results received from this infill drilling program returned some impressive results. Thus, hole AGU-1079 in section 7275E returned 34.10 metres at 0.98% nickel and 0.87% copper; hole AGU-1078 in section 7325E returned 57.30 metres at 0.86% nickel and 0.83% copper and hole AGU-1080 in section 7375E returned 52.50 metres at 0.72% nickel and 0.78% copper (results obtained from the Aguablanca mine laboratory). All these intersections contain higher grade mineralized intervals running up to 5.65% nickel and 0.86% copper over 1.20 metres in hole AGU-1080.

For the moment the infill drilling program is confirming the current geological model including grades and widths. Prior to the starting of this infill drilling program the average true thickness of the Deep Body mineralization was estimated to be 22 metres and the average nickel and copper grades 0.90% and 0.65%, respectively.

Most of the intersections in the Deep Body will bring new resources to the deposit and it is anticipated that the current infill drilling program will result in a significant portion of this new zone being upgraded to the indicated resource category.

Ossa Morena (Spain and Portugal)

Surface exploration drilling is in progress on the Argallón nickel project where four holes were completed during the second quarter of 2007.  A small drilling program has also been conducted on the Cortegana project consisting of three holes on the main Tejadillas prospect.

Exploration drilling at the Argallón nickel project continued targeting coincident geochemical and geophysical anomalies in the search for shallow, open pittable, low to mid grade mineralization mostly related to disseminated sulphides.  During the reporting period, two holes hit wide intervals of weak to moderate disseminated magmatic sulphide mineralization hosted by altered troctolitic gabbros. Drill hole ARG-10 had a composite mineralized interval of 19.50 metres (just from surface) at 0.15% nickel and 0.07% copper, while drill hole ARG-11 had a composite mineralized interval of 42.80 metres at 0.13% nickel and 0.05% cooper, being the highest individual result 0.25% nickel over 1.0 metre interval. These two holes were drilled on the 500 metres long east soil anomaly where previous drilling encountered mineralized intervals running up to 0.58% nickel and 0.45% copper.

Current drilling at Argallón is focused on the main west soil anomaly where previous drilling showed some encouraging intersections as for example 5.60 metres at 0.31% nickel and 0.15% copper from 56.70 metres depth.

At Cortegana, three holes were drilled at the main Tejadillas prospect targeting for the east extensions of the previously defined magmatic sulphide mineralizations. The three holes encountered more contaminated/hybrid faces and less ultramafics than expected confirming that were located at the fringe zones of the mafic/ultramafic complex. Just one of the holes hit the favourable ultramafic unit with a weak to moderate dissemination of magmatic sulphides, which returned 41.90 metres at 0.12% nickel and 0.06% copper.

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A detailed reinterpretation of all the available data suggests that the main target zone at Tejadillas is north north-west oriented, 300 metres wide and approximately 1,400 metres long. Next round of drilling will be focus on the north and south extension of the already defined disseminated magmatic sulphide mineralization, where some previous drill holes returned encouraging intersections as 10.00 metres at 0.30% nickel and 0.10% copper or 1.36% nickel and 0.2% copper over 0.2 metres.

An airborne electromagnetic survey covering the most prospective exploration targets in the Ossa Morena region will start at the end of August or beginning of September 2007.

Mauritania

A reverse-circulation (“RC”) drilling program commenced at Tasiast in the first week of May. In addition, a second combination rig started a 2,000 metres core drilling program. During the second quarter of 2007, a total of 10,065 metres of drilling has been completed distributed on 98 holes, most of which (9,539 metres in 97 holes) correspond to the RC program.

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Forward-looking Statements

This report contains "forward-looking statements" within the meaning of Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include, but are not limited to, statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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CONSOLIDATED BALANCE SHEETS

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

June 30, December 31,
2007 2006
$ $
(restated)
ASSETS
Current
Cash and cash equivalents 95,327 79,774
Restricted cash 6,000 2,367
Inventories 12,761 12,447
Stockpiled ore 2,322 1,378
Accounts receivable
Taxes receivables 4,470 2,635
Trade receivables 14,178 8,613
Other current assets 2,520 2,242
Current portion of future income tax assets 5,805 5,012
Total current assets 143,383 114,468
Mineral properties, net 247,978 225,436
Other assets 992 1,497
Long-term investments in traded securities 63,365 27,653
Future income tax assets 5,016 12,859
460,734 381,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest 1 21,733
Accounts payable and accrued liabilities 65,743 54,018
Current portion of long-term debt 15,275 7,942
Total current liabilities 81,019 83,693
Other long-term liabilities 21,522 25,707
Long-term debt 30,909 38,656
Future income tax liabilities 9,851 3,228
Total liabilities 143,301 151,284

Non-controlling interest 399 347

Shareholders' equity
Common shares 258,481 247,092
Contributed surplus 6,542 6,240
Employee stock options 3,535 5,531
Non-employee stock options and warrants 10,387 10,387
Common share purchase options related to debt 376 2,275
Deficit (8,740) (51,713)
Accumulated other comprehensive income
Unrealized gain (loss) on marketable equity securities 28,706 (1,878)
Foreign currency translation adjustment 17,747 12,348
Total shareholders' equity 317,034 230,282
460,734 381,913

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CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

Three months ended Six months ended
June 30, June 30,
2007 2006 2007 2006
$ $ $ $

REVENUES
Sales – Gold operations (742) 13,173 3,964 20,256
Sales – Gold operations – Nalunaq ore — 3,260 — 16,370
Sales – Nickel operations 50,830 36,855 108,785 64,063
50,088 53,288 112,749 100,689

EXPENSES
Cost of sales – Gold operations (a) (2,495) (8,106) (7,078) (16,121)
Cost of sales – Gold operations –
Nalunaq ore (a) — (4,099) — (16,471)
Cost of sales – Nickel operations (a) (14,901) (8,065) (28,300) (17,491)
Depreciation and amortization expenses (3,303) (3,242) (6,438) (6,152)
Exploration costs (848) (1,120) (1,417) (2,458)
Administrative and corporate expenses (3,773) (2,232) (5,951) (3,689)
Accrual for closure of El Valle and Carlés — (696) — (864)
Disposals of El Valle and Carlés — — 3,276 —
Other income (expenses) (1,016) (754) (920) (558)
Interest income 718 703 1,190 1,046
Gains on disposal of traded securities — 1,261 — 1,261
Foreign currency exchange gain (loss) (1,254) 340 (2,636) 1,336
Interest expense and amortization of financing fees (114) (544) (298) (943)
Derivatives loss (2,292) (20,800) (7,120) (30,538)
(29,278) (47,354) (55,692) (91,642)
Income before income tax 20,810 5,934 57,057 9,047
Income tax expense (4,197) (313) (14,129) (529)
Net income before non-controlling interest 16,613 5,621 42,928 8,518
Non-controlling interest 10 2 45 11
Net income 16,623 5,623 42,973 8,529

Deficit, beginning of period (as originally reported) (25,363) (119,764) (51,939) (122,670)
Effect of changes in accounting principles — — 226 —
Deficit, end of period (8,740) (114,141) (8,740) (114,141)

Net income per share – basic 0.10 0.04 0.26 0.05
Net income per share – diluted 0.10 0.03 0.25 0.05
Weighted average common shares
outstanding (000) – basic 167,343 160,620 165,853 160,246
Weighted average common shares
outstanding (000) – diluted 171,192 163,033 168,969 162,251

(a) Exclusive of items shown separately below.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

Three months ended Six months ended
June 30, June 30,
2007 2006 2007 2006
$ $ $ $

OPERATING ACTIVITIES
Net income 16,623 5,623 42,973 8,529
Add (deduct) items not requiring cash
Depreciation and amortization 3,303 3,242 6,438 6,152
Amortization of deferred financing fees and
prepaid expenses 39 36 77 71
Disposals of capital assets — — (3,553) —
Accretion of provision for site restoration 1,499 57 1,595 112
Foreign exchange 1,238 (409) 1,236 (1,344)
Accretion of interest on long-term debt 152 — 217 —
Non-cash derivatives loss (3,151) 15,226 (2,404) 22,018
Shared-based compensation 426 396 636 550
Non-controlling interest (10) 3 (45) 12
Future income taxes 4,159 314 13,922 530
Gains on disposal of traded securities — (1,261) — (1,261)
Site restoration expenditures (555) (115) (653) (204)
Changes in components of working capital
Inventories (1,914) 575 (36) (420)
Stockpiled ore (256) 1,855 (895) 2,465
Government grants — 5 — 215
VAT and other taxes (527) 971 (1,742) (1,665)
Trade receivables 3,866 (639) (5,564) (14,088)
Other current assets 126 (907) (120) (509)
Accounts payable and accrued liabilities 6,305 (10,218) 4,475 (4,577)
Cash provided by operating activities 31,323 14,754 56,557 16,586

INVESTING ACTIVITIES
Expenditures on mineral properties (12,004) (18,768) (23,939) (34,558)
Disposal of El Vale and Carlés — — 5,000 —
Grants received — 5 — 215
Restricted cash (17) 11 (3,517) 39
Long-term deposits and restricted investments (3) 226 (28) 380
Long-term investments in traded securities — — (3,929) —
Disposal of traded securities — 2,411 — 2,411
Cash used in investing activities (12,024) (16,115) (26,413) (31,513)

FINANCING ACTIVITIES
Proceeds from issue of common shares 5,178 400 7,160 1,301
Proceeds from bank loans and other
long-term liabilities — 43,979 — 49,721
Financing fees on bank loans (297) (1,119) (462) (1,119)
Repayment of bank loans (54) (5,452) (22,203) (18,154)
Cash provided by (used in) financing activities 4,827 37,808 (15,505) 31,749
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currency (517) 1,015 914 1,759
Net increase in cash during the period 23,609 37,462 15,553 18,581
Cash and cash equivalents, beginning of period 71,718 34,742 79,774 53,623
Cash and cash equivalents, end of period 95,327 72,204 95,327 72,204
Supplemental cash flow information
Interest paid in cash 700 1,658 2,045 2,391
Income taxes paid in cash — — — —

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For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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